UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 17th July, 2012	By	/s/ Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 16th July, 2012 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about unaudited first quarter results of the Bank for the quarter ended 30th June, 2012.

July 16, 2012

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re : Unaudited Financial Results for the first quarter ended 30th June 2012

We attach herewith two files containing the unaudited financial results of the Bank for the first quarter ended 30th June 2012 as approved by the Board of Directors at its meeting held on 13th July, 2012 and a press release issued by the Bank in this regard.

The aforesaid unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As Above

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2012

( in lacs)

	Particulars	Quarter ended 30.06.2012	Quarter ended 31.03.2012	Quarter ended 30.06.2011	Year ended 31.03.2012
		Unaudited	Audited*	Unaudited	Audited*

1	Interest Earned (a)+(b)+(c)+(d)	800742	738804	597797	2728635
	a) Interest / discount on advances / bills	606351	561013	451419	2053660
	b) Income on Investments	187868	172813	141070	650459
	c) Interest on balances with Reserve Bank of India and other inter bank funds	5111	4477	2484	13714
	d) Others	1412	501	2824	10802
2	Other Income	152949	149198	112003	524369
3	TOTAL INCOME (1)+(2)	953691	888002	709800	3253004
4	Interest Expended	452337	399973	313001	1498958
5	Operating Expenses (i)+(ii)	243260	246708	193463	859006
	i) Employees cost	99319	92840	78099	339991
	ii) Other operating expenses	143941	153868	115364	519015
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	695597	646681	506464	2357964
7	Operating Profit before Provisions and Contingencies (3)-(6)	258094	241321	203336	895040
8	Provisions (Other than tax) and Contingencies	48731	29830	44366	143725
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	209363	211491	158970	751315
11	Tax Expense	67624	66183	50472	234608
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	141739	145308	108498	516707
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	141739	145308	108498	516707
15	Paid up equity share capital (Face Value of 2/- each)	47118	46934	46677	46934
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)				2945504
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.5%	16.5%	16.9%	16.5%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	6.0	6.2	4.7	22.1
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	6.0	6.1	4.6	21.9
	(iv) NPA Ratios
	(a) Gross NPAs	208632	199939	183313	199939
	(b) Net NPAs	39602	35233	31850	35233
	(c) % of Gross NPAs to Gross Advances	0.97%	1.02%	1.04%	1.02%
	(d) % of Net NPAs to Net Advances	0.2%	0.2%	0.2%	0.2%
	(v) Return on assets (average) - not annualized	0.4%	0.5%	0.4%	1.8%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1406856240	1397842379	1384982605	1397842379
	- Percentage of Shareholding	59.7%	59.6%	59.3%	59.6%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	405847035	405629791	405656975	405629791
	- Percentage of Shareholding	17.2%	17.3%	17.4%	17.3%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	23.1%	23.1%	23.3%	23.1%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

000000Regd.Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

				( in lacs)
Particulars		Quarter ended 30.06.2012	Quarter ended 31.03.2012	Quarter ended 30.06.2011	Year ended 31.03.2012
		Unaudited	Audited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	251696	211551	165710	782356
b)	Retail Banking	779782	711503	605244	2652926
c)	Wholesale Banking	426806	401093	354073	1580429
d)	Other Banking Operations	74989	90416	57524	290078
e)	Unallocated	—	15	2580	9648
	Total	1533273	1414578	1185131	5315437
	Less: Inter Segment Revenue	579582	526576	475331	2062433

	Income from Operations	953691	888002	709800	3253004

2	Segment Results
a)	Treasury	6694	12915	1840	38199
b)	Retail Banking	92942	87432	77668	348682
c)	Wholesale Banking	109620	95183	77275	327185
d)	Other Banking Operations	26028	43698	21643	127754
e)	Unallocated	(25920)	(27737)	(19456)	(90505)

	Total Profit Before Tax	209364	211491	158970	751315

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	8604829	9520628	6814043	9520628
b)	Retail Banking	(8295438)	(7714935)	(6587523)	(7714935)
c)	Wholesale Banking	3278720	1630647	2984191	1630647
d)	Other Banking Operations	716241	679439	530299	679439
e)	Unallocated	(1143984)	(1123341)	(1076028)	(1123341)

	Total	3160368	2992438	2664982	2992438

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

000000Regd.Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on June 30, 2012 is given below.

		( in lacs)
Particulars	As at 30.06.2012	As at 30.06.2011
CAPITAL AND LIABILITIES
Capital	47118	46677
Reserves and Surplus	3113250	2618305
Employees’ Stock Options (Grants) Outstanding	30	291
Deposits	25753097	21115122
Borrowings	2606415	2197869
Other Liabilities and Provisions	4480174	2615891

Total	36000084	28594155

ASSETS
Cash and Balances with Reserve Bank of India	1828642	1771537
Balances with Banks and Money at Call and Short notice	568084	349728
Investments	9015592	7294225
Advances	21333826	17551599
Fixed Assets	242067	216742
Other Assets	3011873	1410324

Total	36000084	28594155

2	The above results have been approved by the Board of Directors at its meeting held on July 13, 2012.
3	The results for the quarter ended June 30, 2012 have been subject to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
4	The Bank has followed the same significant accounting policies in the preparation of the interim financial statements as those followed in the annual financial statements for the year ended March 31, 2012.
5	The figures of the quarter ended March 31, 2012 are the balancing figures between audited figures in respect of financial year 2011-12 and the published year to date figures upto December 31, 2011.
6	During the quarter ended June 30, 2012, the Bank allotted 92,31,105 shares pursuant to the exercise of stock options by certain employees.
7	An amount of 424,755 lacs pertaining to grossed up unrealised gain / loss on foreign exchange and derivative contracts has been reclassified from Unallocated to Treasury segment in the segmental capital employed as at June 30, 2011.
8	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.
9	As on June 30, 2012, the total number of branches (including extension counters) and ATM network stood at 2,564 branches and 9,709 ATMs respectively.
10	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2012:

Opening : Nil;    Additions : 558;    Disposals : 558;    Closing position : Nil.

11	Figures of the previous period have been regrouped / reclassified wherever necessary to conform to current period’s classification.
12	10 lac = 1 million

10 million = 1 crore

Place : Mumbai	Aditya Puri
Date : July 13, 2012	Managing Director

000000Regd.Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER ENDED JUNE 30, 2012

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter ended June 30, 2012, at their meeting held in Mumbai on Friday, July 13, 2012.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2012

The Bank’s total income for the quarter ended June 30, 2012, was 9,536.9 crores as against 7,098.0 crores for the quarter ended June 30, 2011. Net revenues (net interest income plus other income) were at 5,013.5 crores for the quarter ended June 30, 2012, an increase of 26.3% over 3,968.0 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2012, grew by 22.3% to 3,484.1 crores. This was driven by loan growth of 21.5% and a net interest margin for the quarter of 4.3%.

Other income (non-interest revenue) for the quarter ended June 30, 2012, was 1,529.5 crores, up 36.6% over that in the corresponding quarter ended June 30, 2011. The main contributor to other income for the quarter was fees & commissions of 1,143.3 crores, up by 23.9% over 922.7 crores in the corresponding quarter ended June 30, 2011. The two other components of other income were foreign exchange & derivatives revenue of 314.8 crores ( 230.1 crores for the corresponding quarter of the previous year) and profit on revaluation / sale of investments of 66.5 crores (loss of 41.3 crores for the quarter ended June 30, 2011).

Operating expenses for the quarter ended June 30, 2012, were 2,432.6 crores, an increase of 25.7% over 1,934.6 crores during the corresponding quarter of the previous year. The core cost-to-income ratio for the quarter was, therefore, at 49.2% as against 48.3% for the corresponding quarter ended June 30, 2011. Provisions and contingencies were 487.3 crores (including specific, general and floating provisions of 474.8 crores) for the quarter ended June 30, 2012, as against 443.7 crores for the corresponding quarter ended June 30, 2011. After providing 676.2 crores for taxation, the Bank earned a net profit of 1,417.4 crores, an increase of 30.6% over the quarter ended June 30, 2011.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Balance Sheet: As of June 30, 2012

The Bank’s total balance sheet size increased by 25.9% from 285,942 crores as of June 30, 2011, to 360,001 crores as of June 30, 2012. Total net advances as of June 30, 2012, were 213,338 crores, an increase of 21.5% over June 30, 2011. The mix of loans between the retail and wholesale segments was 52:48 as on June 30, 2012, as against 54:46 as on March 31, 2012. Total deposits were at 257,531 crores, an increase of 22.0% over June 30, 2011. Savings deposits grew 18.4% to 76,674 crores and current deposits grew 7.4% to 41,682 crores. With the term deposits growth at 29.4%, the CASA ratio was at 46.0% of total deposits as at June 30, 2012.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at June 30, 2012, (computed as per Basel II guidelines) stood at 15.5% as against the regulatory minimum of 9.0%. Tier-I CAR was 10.9% as of June 30, 2012.

NETWORK

As of June 30, 2012, the Bank’s distribution network was at 2,564 branches and 9,709 ATMs in 1,416 cities as against 2,111 branches and 5,998 ATMs in 1,111 cities as of June 30, 2011.

ASSET QUALITY

Asset quality remained healthy and stable with gross non-performing assets as on June 30, 2012, at 1.0% of gross advances, and net non-performing assets at 0.2% of net advances as of June 30, 2012. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements. The NPA coverage ratio based on specific provisions (not including write-offs, technical or otherwise) was at 81% as on June 30, 2012. Total restructured loans (including applications received and under process for restructuring) were at 0.3% of gross advances as of June 30, 2012.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our nonperforming loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulation and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments, caused by any factor including terrorist attacks in India or elsewhere, anti-terrorist or other attacks by any country, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India; natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013